Exhibit 99 (a)(5)(a)
IDT CORPORATION COMMENCES EXCHANGE OFFER

Newark, N.J. – December 2, 2010:   IDT Corporation (NYSE: IDT, IDT.C) has initiated an offer to exchange shares of its outstanding Common Stock (NYSE: IDT.C) for shares of Class B Common Stock (NYSE: IDT). For each outstanding share of Common Stock, IDT is offering to exchange one share of Class B Common Stock.

As of December 1, 2010, there were 3,728,654 shares of Common Stock outstanding.  The Company previously stated that the exchange offer is being made to address the limited liquidity in the market for the Common Stock and the resulting disparity in the trading prices between the two classes of Common Stock -- despite the fact that the equity rights associated with the shares of each class are nearly identical.

Following the completion of the exchange offer, the Common Stock may be delisted from the New York Stock Exchange.

Howard Jonas, who controls approximately 76% of the combined voting power of IDT’s outstanding capital stock, will adjust his holdings of IDT Class A Common Stock and Common Stock so as not to increase his combined voting power as a result of the exchange offer.

The exchange offer is made upon the terms and conditions set forth in the Offer to Exchange dated December 2, 2010, and the related Letter of Transmittal, which have been filed with the Securities and Exchange Commission and are being made available to holders of IDT Common Stock (see below).

The offer will expire at 5:00 p.m. EST, on Tuesday, January 4, 2011, unless extended by IDT. Tenders of shares of Common Stock must be made prior to the expiration of the exchange offer and may be withdrawn at any time prior to the expiration of the exchange offer.

The consummation of the exchange offer is conditioned on at least 1,115,970 shares of Common Stock being tendered and not properly withdrawn in the exchange offer by IDT stockholders other than Mr. Jonas and his affiliates.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy any shares of our Common Stock, nor is it a solicitation for acceptance of the exchange offer. The exchange is only being made by, and pursuant to, the terms of the exchange offer documents, including the Offer to Exchange and the related Letter of Transmittal, that IDT is distributing to holders of its Common Stock. The Offer to Exchange and the related Letter of Transmittal have also been filed today with the SEC as an exhibit to IDT’s Schedule TO/Schedule 13E-3 and will be mailed to holders of its Common Stock.  Those documents contain details of the offer, including complete instructions on the exchange process procedure along with the transmittal forms and other data.

Holders of our Common Stock should read the exchange offer documents because they contain important information. Stockholders can get the exchange offer documents without charge from the website of the SEC at www.sec.gov.

Holders of our Common Stock will also be able obtain the exchange offer documents from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3838.

IDT’s Board of Directors has approved the exchange offer. However, neither IDT, nor its Board of Directors, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. IDT has not authorized any person to make any such recommendation.

Forward-Looking Statements
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described in our most recent report on SEC Form 10-K (under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which may be revised or supplemented in subsequent reports on SEC Forms 10-Q and 8-K.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

Exchange Offer Statement
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares. The exchange offer will be made solely by a definitive Offer to Exchange, related Letter of Transmittal and other related documents that IDT is sending to its holders of Common Stock. Each holder of our Common Stock is urged to consult their tax advisor as to the particular tax consequences of the exchange offer to such stockholder. The materials have been included as exhibits to IDT’s exchange offer statement on Schedule TO/ Schedule 13E-3, which was filed with the Securities and Exchange Commission. These exchange offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov)

About IDT Corporation:

IDT Corporation (www.idt.net) is a consumer services company with operations primarily in the telecommunications and energy industries.  IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C respectively.

Investor Relations
IDT Corporation
Bill Ulrey
Phone:  (973) 438-3838
E-mail:  invest@idt.net